September 5, 2012

VIA FACSIMILE AND OVERNIGHT COURIER

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 13, 2012

File Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are responding to the August 30, 2012 oral request by the staff of the Division of Corporation Finance of the Commission (the “Staff”) for supplemental information providing additional analysis related to the cancellation of supervisory management agreements between the Non-Controlled Entities and Malkin Holdings LLC upon completion of the formation transactions, relating to the Company’s Registration Statements on Form S-4 (Registration No. 333-179486) and S-11 (Registration Statement No. 333-179485).

Under ASC 805, the supervisory management agreements constitute arrangements that would be accounted for as executory contracts (intangible assets or liabilities) at fair value. When we performed an analysis to determine whether the agreements were unfavorable at the pro forma acquisition date, we compared the present value of the existing fee stream with the present value of the fee stream assuming market-based fees to determine whether such agreements were above- or below-market.

To determine the present value of the existing arrangements, we used the values as determined by our independent valuer. To determine market present value, we used market based fees from proprietary third party publications and then estimated the present value utilizing the same methodology as our independent valuer. In selecting appropriate market fees, we considered the nature, size and complexity of the asset and size of investment.

For purposes of the preliminary pro forma adjustments, we have concluded that the terms of the agreements closely approximate the terms a third party market participant would negotiate in a competitive bidding environment and that any off-market element of fair value is not material to the pro forma results (i.e., less than $100,000 in the aggregate). When we perform our final purchase price allocation, we will reevaluate whether there is a significant off-market element of fair value and record a gain or loss upon cancellation of the below or above market obligation.

We thank you for your prompt attention and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to our counsel Larry Medvinsky, Esq. at (212) 878-8149 or Steven Fishman, Esq. at (212) 969-3025.

Yours truly,

/s/ Andrew Prentice
Andrew Prentice
Chief Accounting Officer
Malkin Holdings LLC

cc:	Jessica Barberich

Eric McPhee

Angela McHale

David L. Orlic

Tom Kluck

Anthony E. Malkin

David A. Karp

Larry Medvinsky

Steven Fishman